February 13, 2006
United States Securities and Exchange Commission
Attn: Bob Carroll
Staff Accountant
450 Fifth Street, N.W.
Mail Stop 0407
Washington, D.C. 20549

Re:	ATSI Communications, Inc. Request an extension to reply to SEC comments dated January 31, 2006 File No. 1-15687

Dear Mr. Carroll:

As per our conversation, we are currently drafting our responses to the SEC comment letter dated January 31, 2006. We estimate to have our completed responses within the next few weeks; therefore we request an extension of 20 business days to complete our process.

  We appreciate your understanding on this matter. If you have any questions or comments I can be reached at (210) 614-7240, Ext: 1062.

Very truly yours,

/s/ Antonio Estrada
ATSI Communications, Inc.
Corporate Controller